

March 31, 2015

<u>Via E-Mail</u>
Mr. James A. Briscoe, Chief Executive Officer
Liberty Star Uranium & Metals Corporation
5610 E Sutler Lane
Tucson, AZ 85712

      Re: Liberty Star Uranium & Metals Corporation
              Form 10-K for the Fiscal Year Ended January 31, 2014
              Filed May 16, 2014
              Response Dated March 26, 2015
              File No. 000-50071

Dear Mr. Briscoe:

      We have reviewed your March 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

1.   We note your responses to comments 1 through 6 in our March 2, 2015 letter adding additional detail as requested for your claim descriptions, location, maps, exploration plans, sampling procedures, and clarification regarding your preparation of Canadian NI 43-101 reports. Please file an amended Form 10-K for the fiscal year ended January 31, 2014 which includes these proposed changes.

      You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

                                       Sincerely,

                                       /s/ John Reynolds

                                       John Reynolds
                                       Assistant Director